Letter to Shareholders

MDS finishes year with another quarter of growth

Strong performance in the fourth quarter ended October 31, 2002. Operating income grew 20% from $41 million in the fourth quarter of 2001 to $49 million in the fourth quarter of 2002. Revenues increased by 11% to $475 million. Basic earnings per share increased 20% from $0.15 in the fourth quarter of 2001 to $0.18 in the same period this year. Earnings per share from core businesses, which include the Life Sciences and Health segments and exclude non-recurring items, grew 42% to $0.27 compared to $0.19 in the fourth quarter of 2001.

Revenues grew 10% to $1,792 million in 2002 from $1,636 million in 2001. Operating income grew to $212 million from $154 million in the prior year, an increase of 38%. A table comparing the components of earnings, year-over-year, is included later in this report.

I am pleased with the fourth consecutive quarter of growth at MDS. Our businesses continue to deliver on their plans; in particular MDS Pharma Services and MDS Sciex who performed exceptionally well.

Operating results by reportable segment for the quarter were (amounts in millions of Canadian dollars):

Fourth Quarter	2002			2001

		Operating	Operating		Operating	Operating
		Income	Margin		Income	Margin
	Revenues	(Loss)%		Revenues	(Loss)%

Life Sciences	287	45	16	249	43	17
Health	188	18	10	178	13	7

Core businesses	475	63	13	427	56	13
Proteomics	---	(14)	n/m	1	(15)	n/m

	475	49	10	428	41	10

Operating results by reportable segment for fiscal 2002 were (amounts in millions of Canadian dollars):

Full Year	2002			2001

		Operating	Operating		Operating	Operating
		Income	Margin		Income	Margin
	Revenues	(Loss)%		Revenues	(Loss)%

Life Sciences	1,068	205	19	933	143	15
Health	721	59	8	700	64	9

Core businesses	1,789	264	15	1,633	207	13
Proteomics	3	(52)	n/m	3	(53)	n/m

	1,792	212	12	1,636	154	9

Components of earnings per share for the quarter are summarized below:

		Fourth Quarter		Full Year

	2002	2001	2002	2001

Earnings per share from core businesses	$0.27	$0.19	$1.02	$0.70
Restructuring activities, net	---	---	---	(0.03)
Gain from issue of shares by MDS Proteomics	---	---	---	0.33
Impact of MDS Proteomics	(0.09)	(0.04)	(0.27)	(0.17)

Basic earnings per share	$0.18	$0.15	$0.75	$0.83

Life Sciences Segment

For the quarter, revenues in the Life Sciences segment grew to $287 million from $249 million for the same period in 2001, an increase of 15%. Operating income increased to $45 million in the quarter from $43 million in the same period last year.

Performance in the Life Sciences segment continued on the strength of performance in the analytical instruments and the contract research businesses. Strong sales of mass spectroscopy products, fueled by the API 4000 and its predecessor products, contributed to the 33% increase in revenues in the analytical instruments business. Market share recovery in our generics business, growth in our global clinical research business and bioanalysis resulted in a 19% increase in revenues at MDS Pharma Services over the same period last year. Isotopes revenues grew 2% in the fourth quarter with growth coming from all lines of business.

During the quarter there were a number of important developments in our Life Sciences business including:

  We received approval from CNSC to resume low-power commissioning of MAPLE 1.
  We successfully secured two late-stage global clinical research contracts totalling more than $80 million over six years.
  Sales of Zevalin, the first radiolabelled monoclonal antibody therapeutic product, began to increase in October after Medicare funding codes were assigned. We produce the yttrium-90 isotopes used to radiolabel Zevalin.

Health Segment

In the Health segment, revenues were $188 million compared to $178 million for the same quarter in 2001. Operating income for this segment increased by 38% to $18 million in the quarter compared to $13 million for the same period in the prior year. The Diagnostics business grew 18% in the fourth quarter, as a result of growth in our US and Canadian lab businesses.

During the quarter, a number of initiatives impacted our performance in the Health segment, including:

  Conclusion of our fee negotiations in British Columbia and recent fee negotiations in Ontario and Alberta ensure reliable cash flow to support the growth opportunities in both Canada and the US.
  MDS Diagnostic Services continues to make good progress in migrating esoteric testing to ARUP, a leading esoteric testing laboratory based in Salt Lake City, Utah. ARUP will serve as the primary esoteric testing laboratory for our laboratory partnerships in the US.

Proteomics Segment

In the Proteomics segment, operating losses were $14 million in a quarter that focused on furthering the building of relationships with potential pharma and biotech partners and preserving cash flow. The increase in operating losses compared to the third quarter was attributed to expenses related to reductions in certain proteomics operations.

Corporate

After the quarter, the Company launched a US$311 million private placement debt issue. The proceeds of this issue will be used to repay two tranches of our existing long-term bank debt in 2003.

Outlook

2002 has been a year of improved performance across all of MDS. Virtually all of our businesses performed well in a challenging environment and are well positioned to take advantage of the opportunities going forward.

/s/ John A. Rogers

John A. Rogers

President and Chief Executive Officer

This document contains forward-looking statements. Some forward-looking statements may be identified by words like "expects", "anticipates", "plans", "intends", "indicates" or similar expressions. The statements are not a guarantee of future performance and are inherently subject to risks and uncertainties. The Company's actual results could differ materially from those currently anticipated due to a number of factors, including, but not limited to, successful integration of structural changes, including restructuring plans, acquisitions, technical or manufacturing or distribution issues, the competitive environment for the Company's products, the degree of market penetration of the Company's products, and other factors set forth in reports and other documents filed by the Company with Canadian and US securities regulatory authorities from time to time.

Management's Discussion and Analysis of Operating Results and Financial Position

Overview

Our fourth quarter marks the culmination of a successful year for MDS, and we are pleased with the results our businesses delivered this year. The strong organic revenue growth demonstrated in our research services and analytical instruments businesses fueled our results for the quarter, capping impressive years for both. Revenue growth compared to the fourth quarter of fiscal 2001 was 11%, bringing overall revenue growth for the year to 10%. Based on this performance, operating income grew 20% compared to the fourth quarter last year, resulting in a 38% increase in operating income for the year. Earnings per share for the quarter were up 20% to $0.18.

Summary Consolidated Results			Fourth Quarter			Full Year

	2002	2001	Change (%)	2002	2001	Change (%)

Revenues	475	428	11	1,792	1,636	10
Operating income	49	41	20	212	154	38
Basic earnings per share	$0.18	$0.15	20	$0.75	$0.83	(10)

The negative impact on earnings of MDS Proteomics increased this quarter following the tax reorganization of the company that was completed in August. Earnings per share from our core businesses in the Life Sciences and Health segments climbed 42% to $0.27 for the quarter. Items that have an impact on the comparability of earnings per share for the quarter and the full year are summarized below (fiscal 2001 figures are before goodwill amortization to be consistent with 2002):

		Fourth Quarter		Full Year

	2002	2001	2002	2001

Earnings per share from core businesses	$0.27	$0.19	$1.02	$0.70
Restructuring activities, net	---	---	---	(0.03)
Gain from issue of shares by MDS Proteomics	---	---	---	0.33
Impact of MDS Proteomics	(0.09)	(0.04)	(0.27)	(0.17)

Basic earnings per share	$0.18	$0.15	$0.75	$0.83

Segment Results

Fourth Quarter			2002			2001

		Operating	Operating		Operating	Operating
		Income	Margin		Income	Margin
	Revenues	(Loss)	(%)	Revenues	(Loss)	(%)

Life Sciences	287	45	16	249	43	17
Health	188	18	10	178	13	7

Core businesses	475	63	13	427	56	13
Proteomics	---	(14)	n/m	1	(15)	n/m

	475	49	10	428	41	10

(Tabular amounts are in millions of Canadian dollars, except where noted.)

This section of the quarterly report contains management's analysis of the financial performance of the Company and its financial position and it should be read in conjunction with the financial statements. Readers are cautioned that management's discussion and analysis contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to consult the MDS Annual Report and Annual Information Form for fiscal 2001 for additional details regarding risks affecting the business.

Full Year			2002			2001

		Operating	Operating		Operating	Operating
		Income	Margin		Income	Margin
	Revenues	(Loss)	(%)	Revenues	(Loss)	(%)

Life Sciences	1,068	205	19	933	143	15
Health	721	59	8	700	64	9

Core businesses	1,789	264	15	1,633	207	13
Proteomics	3	(52)	n/m	3	(53)	n/m

	1,792	212	12	1,636	154	9

Life Sciences
Review of operations---Revenues from Life Sciences businesses for the quarter were:

	2002	2001	Change (%)

Isotopes	91	89	2
Analytical instruments	57	43	33
Pharmaceutical research services	139	117	19

Total	287	249	15

Analytical instruments and research services continued their strong growth performance this quarter. Revenues were 33% and 19% higher, respectively, compared with the same period last year. Operating income from Life Sciences businesses was up 5% compared to 2001, and the margin was 16%, compared to 17% last year.

All of our research services businesses were up substantially compared to 2001. Global clinical research grew strongly in the latter half of this year with a significant impact on operating margins. Other trends within the research businesses continued during the fourth quarter. In particular, we continued to see strong sales to our generics customers.

Analytical instruments sold well across all models. Our Q TRAP™ and QSTAR™ models sold particularly well. Sales of our API 3000 model strengthened in the latter part of the year. We believe that the judgment against Micromass/Waters enjoining them against selling certain models in the US due to patent infringements contributed to the ongoing sales performance of this model. API 4000 sales strength was maintained, making this model the most successful new product ever introduced by MDS Sciex. Also in the quarter, we experienced strong demand for our E6100DRC model of inorganic analyzer.

Isotopes sales were up 2% for the fourth quarter compared to the same quarter last year. All lines of business contributed to this growth.

Capital expenditures---Purchases of capital assets in Life Sciences amounted to $36 million for the quarter compared to $2 million last year. Significant items of spending included progress on our Kanata, Ontario radiopharmaceutical manufacturing facility and our new Vancouver, British Columbia cyclotron, both located in Canada.

Segment outlook---The Life Sciences segment drove MDS growth this year. Continued solid sales growth for the API 4000, a strong model launch for the Q TRAP™, and sustained demand for the API 3000, coupled with real improvement in research services, have positioned us well for fiscal 2003. While we expect research services growth rates to be sustained, year-over-year growth in analytical instruments may be less than that experienced in fiscal 2002 as all quarters this year included solid growth from the API 4000 model.

We expect improving growth from Isotopes in 2003. Sales of Zevalin began to increase in October after the US Medicare billing codes were issued. In addition, we have taken steps to increase available cobalt supplies, and this should impact sales increasingly as the year progresses.

Health

Review of operations---Revenues from Health businesses in the quarter were:

	2002	2001	Change (%)

Canadian laboratories	104	90	16
US laboratories	39	31	26

Diagnostics	143	121	18
Distribution	45	57	(21)

Total	188	178	6

Diagnostics revenue growth in Canada reflects the impact of a new fee agreement in the province of British Columbia. The new agreement runs until March 2004 and ends a period of uncertainty that began with the change of government last year.

We are at the early stages of discussion with the Ontario Ministry of Health regarding the fee agreement that expires at the end of March 2003. There are a number of matters subject to discussion at this time, and thus far, we are pleased with the progress that has been made.

Health businesses generated an operating margin of 10%, which is up compared to the fiscal 2001 fourth quarter margin of 7%. The overall margin for the year in these businesses is down from 9% earned in fiscal 2001 to 8% this year. This is entirely attributable to the loss of $7 million incurred from the sale of Matrx in the second quarter. Excluding this loss, these businesses produced a margin identical to last year.

Source Medical revenues are level with last year, and the drop in Distribution over the comparative quarter reflects the sale of Matrx earlier this year.

Capital expenditures---Purchases of new capital assets by Health businesses totalled $4 million for the quarter compared to $9 million for the quarter last year.

Segment outlook---Revenue growth in our Diagnostics business has primarily been a result of new fee agreements in Canada and the growth of community and outpatient testing in some of our US markets. We are cautiously optimistic that the fee negotiations in Ontario will take into account the growth in testing volumes in the province, along with the investments that we are making to improve the effectiveness of our laboratories. During the fourth quarter, we invested in new automated testing equipment that is expected to significantly reduce turnaround time and improve the reliability of reported results for certain important tests.

Migration of our US-based esoteric testing to ARUP has been going well. We are confident that this new working relationship with ARUP will lead to greater success in attracting hospital partners.

We also expect Source Medical to perform better in 2003. A minor reorganization of operations has been completed, and the focus is now on achieving efficiencies with the new customers added during the year.

Proteomics

Review of operations---The operating loss from MDS Proteomics was $14 million for the quarter, including $3 million of depreciation and amortization. Spending for the fourth quarter was higher than earlier in the year due to costs incurred in connection with the reductions in certain of our operations. These reductions were designed to reduce the rate at which cash is being utilized in this business for fiscal 2003.

A tax restructuring of MDS Proteomics was completed at the beginning of the fourth quarter. As a result, we are no longer able to record the accounting benefit of tax losses being incurred by the company. We undertook this tax reorganization to gain access to tax assets accumulated by MDS Proteomics prior to July 31, 2002, that could not otherwise be used by the company in the short term.

Capital expenditures---MDS Proteomics purchased $6 million of capital assets in the quarter by way of a capital lease. For the quarter last year, capital expenditures totalled $13 million.

Segment outlook---During the fourth quarter, we took steps to conserve cash, including reducing operations at certain facilities. We are continuing negotiations on a number of possible collaborations and remain hopeful that additional financing will be available for this venture in the near future.

Corporate

Review of operations---Net interest expense of $3 million was level with the third quarter and continues to reflect the favourable interest-rate environment in North America. There has been no significant change in total long-term debt over the quarter. Subsequent to the end of the fourth quarter, we finalized the terms of a US$311 million private placement. The proceeds of this debt issue will be used to repay and cancel two tranches of our existing long-term bank debt that expire in 2003. The new debt issue consists of five separate series of senior unsecured notes payable, bearing fixed interest at rates between 5.15% and 6.19%. The notes have a maximum term of 12 years and repayments of principal begin in 2007.

As a result of a profitable year in Europe, we have been able to reduce our effective rate for core businesses to just over 41% for the year as a whole. The overall effective tax rate for the quarter was 43%. This is higher than the rate applicable to core businesses due to the lack of accounting benefit available from the MDS Proteomics losses. We expect the rate on core businesses to decline further in fiscal 2004 as rates are scheduled to drop in Canada.

Liquidity and Capital Resources

Net cash on hand at October 31, 2002 was $184 million, down slightly from July. Operating working capital was $101 million, an increase of $16 million from July. The increase is mostly due to higher net accounts receivable in our research services business.

At quarter-end, we had drawn approximately $516 million of our long-term debt facility. Although certain of this debt is due during 2003, we are reporting all of our term bank debt as long-term because of the recent private placement.

Outlook

We finished fiscal 2002 well positioned. Revenue growth opportunities have been demonstrated in both research services and analytical instruments. We have an order backlog in both businesses as we enter fiscal 2003. We are pleased with the success that our API 4000 enjoyed this year, and we are also happy with the market reception for our new Q TRAP™. We will be spending more in fiscal 2003 to develop other opportunities with these technologies and with technologies that we believe provide complementary opportunities in these markets.

Our strength in research services is displayed by fiscal 2002 contract wins, including a new Phase IV contract that we were awarded in the fourth quarter. This marks our first significant contract in this growing market.

Our isotope business is advancing and is better positioned as we enter the new year. The decision by the Canadian Nuclear Safety Commission to allow us to begin low-power commissioning of the first of two MAPLE reactors is good news and gives us increased confidence that the majority of regulatory concerns have been addressed by Atomic Energy of Canada Limited, our contractor for this project.

We are also close to easing the supply constraints that have affected our cobalt business over the past two years. The Pickering reactors are expected to release cobalt in early 2004, at the next planned maintenance shutdown. Meanwhile we have had some success in gaining access to a new supply of cobalt from global sources. There has been press coverage of financial difficulties being faced by British Energy, the owner of Bruce Power LP and operator of the reactor facility in Ontario. Our relationship with both Bruce Power LP and with Ontario Power Generation, the owner of the reactors, is good, and we do not expect to be affected by any changes in ownership of Bruce Power.

While we have been disappointed by the regulatory delays that have slowed the launch of Zevalin, we are seeing signs that the issuance of billing codes is stimulating sales of the product. Furthermore, the announcement by Corixa, our development partner for iodine-labelled Bexxar™, that the FDA has referred Bexxar™ to the Oncology Drugs Advisory Committee and that Bexxar™ has been returned to active review status may be an indication that this radiotherapy is also closer to marketing approval.

The financial markets have been difficult for biotechnology companies this year. We are monitoring these markets, both for the impact on our own long-term investments and for possible opportunities to invest in new technologies at attractive valuations. We carry venture investments in our books at cost. Many companies have had difficulty raising funds this year, and from time to time, it is a possibility that financings may occur at values that are lower than our current carrying value. While we believe that our portfolio, taken as a whole, is reasonably valued, future financings may lead us to record provisions reducing the carrying value of some of these investments.

The size and success of our US private placement has reaffirmed the strength of our balance sheet. We expect to issue sufficient new debt to fully repay the majority of our existing bank debt at rates that are consistent with solid investment grade companies. Having extended the maturities of our debt, we are now well positioned financially going forward.

Consolidated Statements of Income
	Three months to October 31		Year ended October 31

(millions of Canadian dollars, except per share amounts)	2002	2001	2002	2001

Net revenues	$475	$428	$1,792	$1,636
Direct costs	(295)	(277)	(1,132)	(1,067)
Other operating costs	(106)	(87)	(369)	(342)
Depreciation and amortization	(25)	(24)	(87)	(78)
Restructuring activities, net	---	---	---	2
Equity earnings and investment gains	---	1	8	3

Operating income	49	41	212	154
Gain from issue of shares by MDS Proteomics	---	---	---	54

	49	41	212	208
Interest expense	(4)	(4)	(17)	(20)
Dividend and interest income	1	2	6	12
Minority interest	(2)	1	(5)	(2)

Income before income taxes	44	40	196	198
Income taxes	(19)	(19)	(91)	(82)

Income before amortization of goodwill	25	21	105	116
Amortization of goodwill (net of tax)	---	(16)	---	(43)

Net income	$25	$5	$105	$73

Earnings per share (note 4)
Basic	$0.18	$0.15	$0.75	$0.83

Diluted	$0.17	$0.15	$0.74	$0.81

See accompanying notes.

Consolidated Statements of Retained Earnings
	Three months to October 31		Year ended October 31

(millions of Canadian dollars)	2002	2001	2002	2001

Retained earnings, beginning of period	$528	$460	$457	$405
Net income	25	5	105	73
Repurchase of shares and options	(3)	(2)	(6)	(9)
Dividends ---cash	(5)	(5)	(10)	(10)
---stock	(2)	(1)	(3)	(2)

Retained earnings, end of period	$543	$457	$543	$457

Consolidated Statements of Financial Position

As at October 31 (millions of Canadian dollars)	2002	2001

Assets
Current
Cash and cash equivalents	$194	$183
Accounts receivable	328	299
Inventories	153	162
Income taxes recoverable	21	8
Prepaid expenses	25	24
Future tax assets	---	5

	721	681
Capital assets	740	661
Future tax assets	35	72
Long-term investments and other (note 2)	267	212
Goodwill	779	776

Total assets	$2,542	$2,402

Liabilities and Shareholders' Equity
Current liabilities
Bank indebtedness	$10	$12
Accounts payable and accrued liabilities	317	320
Deferred income	63	89
Income taxes payable	17	22
Current portion of long-term debt	13	17

	420	460
Long-term debt (note 3)	602	536
Deferred income and other	59	81
Future tax liabilities	51	21
Minority interest	56	61

	1,188	1,159

Shareholders' equity
Share capital (note 4)	805	789
Retained earnings	543	457
Cumulative translation adjustment	6	(3)

	1,354	1,243

Total liabilities and shareholders' equity	$2,542	$2,402

See accompanying notes.

Consolidated Statements of Cash Flows

	Three months to October 31		Year ended October 31

(millions of Canadian dollars)	2002	2001	2002	2001

Operating activities
Net income	$25	$5	$105	$73
Items not affecting current cash flow (note 5)	88	36	169	79

Cash flow from operations	113	39	274	152
Changes in non-cash working capital balances
relating to operations (note 5)	(51)	(20)	(88)	(75)

	62	21	186	77

Investing activities
Acquisitions	(1)	---	(16)	(15)
Purchase of capital assets	(46)	(24)	(157)	(115)
Proceeds on divestitures	---	---	23	---
Other	(8)	9	(54)	5

	(55)	(15)	(204)	(125)

Financing activities
Long-term debt issued	4	31	74	212
Long-term debt repayments	(8)	---	(11)	(228)
Decrease in deferred income and other	2	3	(11)	(75)
Payment of cash dividends	(5)	(5)	(10)	(10)
Issuance of shares	1	1	5	5
Repurchase of shares and options	(2)	(3)	(5)	(11)
Issuance of shares of subsidiary for cash	---	---	---	38
Minority interest distributions	(3)	---	(10)	(7)
Cash effects of translation of foreign subsidiaries	2	(1)	(1)	(3)

	(9)	26	31	(79)

Increase (decrease) in cash position during the period	(2)	32	13	(127)
Cash position, beginning of period	186	139	171	298

Cash position, end of period	$184	$171	$184	$171

Cash position comprises cash and cash equivalents less bank indebtedness.

Notes to Consolidated Financial Statements

(All tabular amounts in millions of Canadian dollars, except where noted)

1. Accounting Policies

These financial statements have been prepared on a basis consistent with the Company's annual financial statements for the year ended October 31, 2001, and should be read in conjunction with the accounting policies and other disclosures in those annual financial statements. These financial statements do not include all of the disclosures required by generally accepted accounting principles applicable to annual financial statements.

Effective November 1, 2001, the Company adopted the requirements of CICA Handbook section 3062, "Goodwill and Other Intangible Assets". Under the new standard, goodwill and intangible assets with indefinite useful lives are no longer amortized but are subject to an impairment review annually or more frequently if deemed appropriate. As of the adoption date, the Company has completed its impairment testing on the balance of goodwill and intangible assets and no impairment loss has been recorded. The Company has determined that it has no intangible assets of indefinite life.

Effective November 1, 2001, the Company adopted CICA Handbook section 3500, "Earnings per Share", which requires the use of the treasury stock method to calculate diluted earnings per share. The requirements of section 3500 were adopted retroactively and diluted EPS figures for the prior year were restated.

2. Long-term Investments

The Company's share of earnings of significantly influenced companies and partnerships included in operating income for the period was nil (2001 - $1).

3. Long-term Debt

The Company has undertaken a private placement to raise US$311 million in the private debt market. The debt is to be structured as a series of notes payable, bearing fixed interest at rates between 5.15% and 6.19% and terms between five and twelve years. Proceeds of the offering will be used to repay existing facilities which would, but for this pending issuance of debt, be classified as part of the current portion of long-term debt.

4. Earnings Per Share

Basic earnings per share have been calculated before deduction of goodwill amortization using the weighted average number of Common shares outstanding during the period. The weighted average number of shares outstanding for the quarter ended October 31, 2002 was 140.0 million basic and 142.4 million diluted (2001 - 139.6 and 141.7 respectively). For fiscal 2001, basic and diluted earnings per share after deducting goodwill amortization for the three months ended October 31 were $0.04.

5. Supplementary Cash Flow Information

Non-cash flow items affecting net income comprise:

	Three months to October 31		Year ended October 31

	2002	2001	2002	2001

Depreciation and amortization	$25	$24	$87	$78
Amortization of goodwill	---	17	---	45
Minority interest	2	(1)	5	2
Future income taxes	61	(4)	73	(10)
Equity earnings (net of distribution)	---	---	(3)	(1)
Restructuring activity	---	---	---	19
Gain on issuance of shares by a subsidiary	---	---	---	(54)
Other	---	---	7	---

	$88	$36	$169	$79

Changes in non-cash working capital balances relating to operations include:

	Three months to October 31		Year ended October 31

	2002	2001	2002	2001

Accounts receivable	$(19)	$4	$(37)	$(17)
Inventories	14	2	(4)	(24)
Accounts payable and deferred income	(3)	6	(33)	25
Income taxes	(39)	(31)	(14)	(47)
Foreign exchange and other	(4)	(1)	---	(12)

	$(51)	$(20)	$(88)	$(75)

6. Segmented Information

		Three months to October 31, 2002				Three months to October 31, 2001

	Life				Life
	Sciences	Health	Proteomics	Total	Sciences	Health	Proteomics	Total

Net revenues	287	188	---	475	249	178	1	428
Operating income	45	18	(14)	49	43	13	(15)	41
Revenues by
products and
services:
Medical isotopes				91				89
Analytical equipment				57				43
Pharmaceutical
research services				139				117
Clinical laboratory
services				143				121
Distribution
and other				45				57
Proteomics				---				1

		Year ended October 31, 2002				Year ended October 31, 2001

	Life				Life
	Sciences	Health	Proteomics	Total	Sciences	Health	Proteomics	Total

Net revenues	1,068	721	3	1,792	933	700	3	1,636
Operating income	205	59	(52)	212	143	64	(53)	154
Revenues by
products and
services:
Medical isotopes				343				343
Analytical equipment				217				160
Pharmaceutical
research services				508				430
Clinical laboratory
services				531				480
Distribution
and other				190				220
Proteomics				3				3

Total assets at Oct. 31	1,915	448	179	2,542	1,773	431	198	2,402

7. Figures

Certain figures for the previous period have been reclassified to conform with the current period's financial statement presentation.

Wilfred G. Lewitt	Cameron A. Crawford
Chairman	President
MDS Diagnostic Services
John A. Rogers
President and	Douglas J. P. Squires
Chief Executive Officer	President
MDS Pharma Services
Gary W. Goertz
Executive Vice-President
Finance and Chief Financial Officer
Investors' Quick Reference
James M. Reid
Executive Vice-President
Organization Dynamics
Mailing Address
Edward K. Rygiel
Executive Vice-President, MDS Inc. and	MDS Inc.
President and Chief Executive Officer, MDS Capital Corp.	100 International Blvd.
Toronto, Ontario, Canada
Alan D. Torrie
M9W 6J6
Executive Vice-President
(416) 675-7661
Global Markets and Technology

Ronald H. Yamada	Website Address
Executive Vice-President	www.mdsintl.com
MDS Inc.
Shareholder Link Service
R. Ian Lennox
1 (888) MDS-7222
Group President and Chief Executive Officer
Pharmaceutical and Biotech Markets
Transfer Agent and Registrar,
John A. Morrison	Stock Dividend and
Group President and Chief Executive Officer
Share Purchase Plan
Healthcare Provider Markets
CIBC Mellon Trust Company
Robert W. Breckon	Toronto, Ontario, Canada
Senior Vice-President	1 (800) 387-0825
Strategy and Corporate Development
Investor Relations Contact
Peter E. Brent	Sharon Mathers
Senior Vice-President and	Vice-President, Investor Relations
General Counsel and Corporate Secretary	and Corporate Communications
(416) 675-6777 ext. 2695
Mary E. Federau
email: smathers@mdsintl.com
Senior Vice-President
Talent Development
Stock Listing
John D. Gleason	Toronto Stock Exchange
Senior Vice-President	Symbol - MDS
Business Development	New York Stock Exchange
Symbol - MDZ
Andrea C. Bodnar
Vice-President and
Chief Information Officer

Andrew W. Boorn
President
MDS Sciex